CIM Opportunity Zone Fund, L.P.
4700 Wilshire Boulevard
Los Angeles, CA 90010
June 16, 2023
Division of Corporate Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: CIM Opportunity Zone Fund, L.P. Form 10
Filed April 28, 2023
File No. 000-56544
Ladies and Gentlemen:
On behalf of CIM Opportunity Zone Fund, L.P. (the “Partnership” or the “Fund”), we hereby respond to the comment letter, dated May 25, 2023 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above referenced Registration Statement on Form 10-12G filed on April 28, 2023 (the “Registration Statement”). Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”).
For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to the comment immediately thereafter.
Registration Statement on Form 10 filed on April 28, 2023
Business, page 5
1.We note your disclosure that the fund invests indirectly in properties through its investments in membership interests of the property-owning entity. Please describe the real estate assets and the property-owning entities in greater detail. Also explain how you hold membership interests and the material terms of such investments.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of Amendment No. 1. We further note that the Fund is an open-ended fund, and, therefore, we are continuously reviewing potential and existing investments.
2.Under Opportunity Zone Tax Benefits, please clarify the consequences of the deferral ending on December 31, 2026. Also provide an illustrative example of the

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cash investors may need to pay taxes on capital gain realized on their original investment in the partnership.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 6 of Amendment No. 1.
Risk Factors, page 13
3.Please expand your disclosures to explicitly state whether you have elected to opt in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 12 and 19 through 20 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
4.We note your disclosure that the increase in management fees of $17,396,799 was primarily due to the increased NAV. Please explain why NAV increased.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 49 through 50 of Amendment No. 1.
5.Under incentive fees, please describe the performance objectives that were met pursuant to the partnership agreement and explain the reasons for the allocations made by the general partner.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 51 of Amendment No. 1.
6.Under net change in unrealized gain on investments, please explain the reasons for the growth in the value of your real estate properties.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 49 and 51 of Amendment No. 1.

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Item 2 – Financial Information Critical Accounting Policies Investment Valuation, page 50
7.We note that in general, multiple valuation techniques are taken into consideration when measuring fair value, however, in certain circumstances, a single valuation may be appropriate. Please tell us and expand your disclosures to discuss the facts and circumstances where a single valuation is appropriate. In addition, for situations where multiple valuation techniques are utilized, please tell us and expand your disclosures to discuss the weight placed on each technique and the factors considered in determining the weight placed on each technique.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 54 of Amendment No. 1.
8.Your disclosures indicate that on a quarterly basis, you evaluate fair value estimates and judgments. Please tell us and expand your disclosures to elaborate upon the procedures you employ to validate techniques or models you utilize. In addition, we note that you engage a third-party valuation firm for all investments on a quarterly basis. Please expand your disclosures to discuss the role third-party valuation appraisals play in your fair value determination and the procedures in place to resolve any material differences that may arise between your fair value determination and the appraisals received from third parties.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 54 through 55 of Amendment No. 1.
Certain Relationships and Related Transactions, page 53
9.Please quantify the factors and disclose the formulas and assumptions used to calculate incentive allocation and management fees. Clarify who is responsible for the servicing fees, partnership expenses, management fee offset and quantify any material amounts paid.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 58 through 62, and 65 through 66 of Amendment No. 1.
10.Under Allocation of Opportunities; Co-Investments; Separate Accounts; Review Agent, please describe the partnership’s policies and procedures for the review, approval or ratification of any conflict of interest transactions.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 66 through 68 of Amendment

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No. 1. Further, we would like to note that any conflicts with respect to Separate Accounts are governed by the Allocation Policy.
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 66
11.Please disclose recent unit prices and explain how you calculate NAV, including the methodology, estimates and/or assumptions underlying this calculation. For each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, disclose the fund’s returns. Also quantify the approximate number of holders of your units as of the latest practicable date.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 72 of Amendment No. 1. Additionally, the NAV per unit price for the period ended June 30, 2022 and September 30, 2022 is $1,179.67 and $1,192.03 respectively.
Description of Registrant’s Securities to be Registered, page 67
12.Please disclose whether the partnership has historically made distributions of cash and describe the general partner’s distribution policy. We note on page F-14 that distributions were made to affiliated partners in 2022.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 77 through 78 of Amendment No. 1.
13.Please disclose the material terms of the partnership agreement and include cross references to your more detailed disclosure, such as related party fees and expenses beginning on page 53.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 73 through 77 of Amendment No. 1.
CIM Opportunity Zone Fund, L.P. Schedule of Investments, page F-6
14.It appears that you have significant investments related to your Solar - Lenmoore, CA real estate investments. Please tell us your consideration in providing summarized financial information related to such investments.
The Company acknowledges the Staff’s comment and advises the Staff as follows. As the Company qualifies as a smaller reporting company, the company considered Rule 8-03(b)(3)

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under Regulation S-X, which states that “Sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee must be disclosed for equity investees that constitute 20 percent or more of a registrant’s consolidated assets, equity or income from continuing operations attributable to the registrant.” While the Company’s solar real estate investments in Lemoore, CA constitute 20 percent or more of the Company’s net assets, the Company’s investments are not accounted for as equity method investments. The Company qualifies as an investment company under ASC 946, and under ASC 946, the use of the equity method of accounting for such investments is not appropriate. Therefore, the Company has determined that summarized financial information for its investments is not required. Under ASC 946, an investment company is required to separately present individual investments exceeding 5% of the fund's net asset value in the schedule of investments, which the Fund has done so for all periods presented.
1. Organization , page F-8
15.We note your disclosure that CIM Opportunity Zone Fund GP, LLC is considered the General Partner (“GP”) of CIM Opportunity Zone Fund, L.P. Please tell us your consideration of Rule 8-07 of Regulation S-X and the need to provide separate audited financial statements of the GP.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to include the audited financial statements of CIM Opportunity Zone Fund GP, LLC. Please see pages F-38 through F-44 of Amendment No. 1.
2. Summary of Significant Accounting Policies Basis of Presentation, page F-9
16.We note your disclosure that you qualify as an investment company as defined in ASC 946. Please tell us how you meet the assessment described in paragraphs 946-10-15- 4 through 15-9. In your response, please specifically address paragraph 6 of ASC 946 10-15. Your response should provide more detail about the nature of your substantive activities. In this regard, your response should address, but not be limited to, who develops the properties, who manages the properties, and who can appoint the developers and/or managers, if applicable.
The Company acknowledges the Staff’s comment. The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Per ASC 946-10-15-5, an entity that is not regulated under the 1940 Act shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company for reporting purposes. The entity shall consider its purpose and design when making that assessment.
The Fund has the fundamental characteristics of an investment company because the following conditions exist as defined in 946-10-15-6 through 15-7:

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•At the close of the first quarter of 2023 the Fund had 2,388 limited partners (holders of units) which the Fund obtains and continues to obtain funds from and will be providing those investors with investment management services. The Fund pools money from multiple investors to benefit from greater diversification and access to broader range of investment opportunities. The management services provided include expertise in analyzing financial markets, selecting investments, and managing portfolios. Please refer to page 60 of Amendment No. 1 for outline on Management fees.
•The business purpose is acquiring, owning, developing or re-developing and operating infrastructure and real estate properties with the objective of realizing returns from the capital appreciation and also rental income from the investments. The Fund does not have an objective of obtaining returns or benefits other than those described above. Please see below for further description of additional services CIM provides.
•As of March 31, 2023, the Fund has ownership in 18 investments.
•Most of the investors are not related parties of the Fund and the investment Manager. As of March 31, 2023 there were 5 investors out of the 2,388 limited partners who are considered affiliates of the Fund.
•The Fund manages all of its investments on a fair value basis. Further, fair value is a key component of how the Company evaluates the performance of its investments. By valuing investments at their value rather than historical cost, this approach provides investors with more accurate up-to-date information about the value of the Fund’s investments. Further, the valuation process and methodology is explained on pages 54 through 55 of Amendment No. 1.
As a vertically integrated owner, operator, lender and developer of real assets, CIM’s broad expertise include development and onsite property management capabilities. The Fund’s Portfolio Assets may require CIM or its affiliates to provide these services that would otherwise be provided by a third party. CIM or its affiliates receive fees from the Fund and/or its Portfolio Assets for property management and development management. Such fees will be either (x) at rates which do not exceed the limits set forth in the Limited Partnership Agreement (see “Item 7 Certain Relationships and Related Party Transactions, and Director Independence—Fees and Expenses—Servicing Fees” of Amendment No. 1), (y) at rates that are no less favorable to the Partnership and/or such Portfolio Asset than the arm’s-length rates at which the Partnership and/or such Portfolio Asset could obtain comparable services from an unaffiliated service provider taking into account the nature of the relevant asset type and the special services required or (z) at rates that receive the consent of a Review Agent or the Limited Partners.
3. Fair Value Measurements, page F-10
17.Please revise to provide a narrative description of the uncertainty of the fair value measurement from the use of significant unobservable inputs if those inputs

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reasonably could have been different at the reporting date for recurring fair value measurements categorized within Level 3. Refer to ASC 820-10-50-2(g).
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-12 through F-13 and F-30 of Amendment No. 1.
General
18.Please note that the Division of Investment Management is reviewing your filing and may have further comments.
The Company acknowledges the Staff’s comment.

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If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo
Raphael M. Russo, Esq
cc:        David Thompson
CIM Opportunity Zone Fund, L.P.
Yifat Koren-Dahan
CIM Opportunity Zone Fund, L.P.